CORPORATE FINANCE SECURITIES, INC.
SEC ID NO. 8-67566

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-67566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corporate Finance Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Vantis Drive, Suite 300
(No. and Street)

Aliso Viejo	CA	92656
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Heydenrych	(949) 457-8990	peterh@cfaw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Heydenrych, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corporate Finance Securities, Inc., as of February 20, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer/FinOp

[signature]
Notary Public

KIMBERLY ANN LEVIN
COMM. #2461347
Notary Public - California
Orange County
My Comm. Expires Aug. 28, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Corporate Finance Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Corporate Finance Securities, Inc. as of December 31, 2025, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Corporate Finance Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Corporate Finance Securities, Inc.'s management. My responsibility is to express an opinion on Corporate Finance Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Corporate Finance Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Corporate Finance Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Corporate Finance Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Corporate Finance Securities, Inc.'s auditor since 2022.

Tarzana, California

February 20, 2026

	December 31, 2025
ASSETS	
Assets:	
Cash and cash equivalents	$ 538,791
Other receivables	1,815
Prepaid expenses and other	42,121
Deferred tax asset	1,544
Total assets	$ 596,059
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 130,808
Other current liabilities	22,905
Deferred revenue	6,822
State tax withholding	13,126
Total liabilities	173,661
Commitments and contingencies	
Shareholders' equity:	
Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 3 shares issued and outstanding (liquidation preference of $15,000)	-
Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,000)	-
Series D convertible preferred stock, $0.01 par value; 15 shares authorized, 1 share issued and outstanding (liquidation preference of $4,500)	-
Series F convertible preferred stock, $0.01 par value; 15 shares authorized, 1 share issued and outstanding (liquidation pereference of $4,219)	-
Common stock, no par value; 100,000 shares authorized, 8,031 shares issued and outstanding	6,571
Additional paid-in capital	(31,447)
Retained earnings	447,274
Total shareholders' equity	422,398
Total liabilities and shareholders' equity	$ 596,059

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF INCOME

	For The Year Ended December 31, 2025
Revenues:	
Commissions	$ 26,326,471
Other	148,275
Total revenues	26,474,746
Expenses:	
Commissions	26,005,010
Other general and administrative	358,684
Total expenses	26,363,694
Income before provision for income taxes	111,052
Provision (benefit) for income taxes	25,059
Net income	$ 85,993

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2025

	Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at at January 1, 2025	4	$ -	4	$ -	1	$ -	-	$ -	9000	$ 6,369	$ 4,333	$ 363,081	$ 373,783
Purchase of preferred stock and common stock	-	-	-	-	-	-	1	0	31	1,452	4,219	-	5,671
Repurchase of preferred stock and common stock	-1	(0)	-	-	-	-	-	-	-1000	(1,250)	(39,999)	0	(41,249)
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-	-	(1,800)	(1,800)
Net Income	-	-	-	-	-	-	-	-	-	-	-	85,993	85,993
Balance at December 31, 2025	3	$ -	4	$ -	1	$ -	1	$ 0	8031	$ 6,571	$ (31,447)	$ 447,274	$ 422,398

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2025

	For The Year Ended December 31, 2025
Cash flows from operating activities:	
Net income	$ 85,993
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Deferred tax asset	11,121
Changes in operating assets and liabilities:	
Other receivables	19,865
Prepaid expenses and other	(6,450)
Accounts payable and accrued expenses	87,307
Deferred revenue	(14,977)
State tax withholding	7,681
Net cash provided by operating activities	190,540
Cash flows from financing activities:	
Issuance of Series F convertible preferred and common stock	5,671
Repurchase of Series B convertible preferred and common stock	(41,249)
Preferred stock dividend	(1,800)
Net cash used in financing activities	(37,378)
Net change in cash and cash equivalents	153,162
Cash and cash equivalents at beginning of year	385,629
Cash and cash equivalents at end of year	$ 538,791
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 23,014

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company" or "CFS") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California, Florida, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, Tennessee, and Texas. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

For the year ended December 31, 2025, four customers accounted for 92% of the Company's commissions revenue.

<u>Significant Relationships and Agreements</u>

The Company provides the following services through a network of Service Providers ("SP") who are experienced Merger and Acquisition professionals who are registered with FINRA through CFS and hold a valid FINRA license for the activities they are engaged.

1. Mergers and acquisitions advisory services
2. Corporate finance advisory services
3. Private placement advisory services
4. Real estate syndication advisory services
5. Oil and gas interests advisory services

The Company executes agreements with these SPs and provides services based on a Services Agreement ("Agreement") which contains rights and obligations for the two counterparties.

The Company provides FINRA registration services, referral program transaction opportunities, access to research data bases, training and consulting services and other related services. In addition, the SP has the right to use names and marks which are the intellectual property of the Company. The SPs are obligated to the Company to maintain the FINRA credentials, subscribe to Company research assets and maintain the office and operating policies in accordance with Company requirements. The SPs indemnify the Company from any actions arising from their misconduct.

The Company acts as the principal in all transactions and records revenue associated with these transactions and distribute commissions to the SPs based on individual transaction agreements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Some of the SPs are shareholders of the Company. Accordingly, they are related parties acting as agents for financial reporting purposes (see Note 3) and treated as independent contractors for income tax purposes.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgement

Revenue from contracts with customers includes commission income and fees from advisory services on mergers and acquisitions ("M&A"). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

Mergers & Acquisition Advisory Fees

The Company provides advisory services on M&A. Revenue for M&A contracts with customers is generally recognized at the point in time that performance obligations under the contract are satisfied (the closing date of the transaction) or the contract is cancelled. Further, under some M&A customer contracts, the Company provides M&A advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a contractually agreed upon rate. Fees are received in accordance with the timeframe defined in each individual contract and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

Other Revenues

The Company has entered into services agreements with the independent M&A Advisory Businesses whose advisors are the Company's licensed Independent Contractor Reps. The Company provides the networking, administrative, registration and support services required by those Reps in the execution of their roles in exchange for "Membership Dues" collected by the Company.

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Financial Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectability of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2025.

The Company is subject to taxation in the U.S. and the States of California, Florida, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, Tennessee, and Texas. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2022.

<u>Fair Value Measurements</u>

As of December 31, 2025, the Company measures the fair value of certain of its financial assets on a recurring basis. The Company applies the fair value hierarchy of Accounting Standard Codification ("ASC") 920, *Fair Value Measurements*, to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories.

Level 1 – Quoted prices in active markets for identical assets or liabilities,

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices of similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities,

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities,

At December 31, 2025, $74,606 in money market accounts are considered level 1.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

At December 31, 2025, $214,887 in certificate of deposit accounts are considered level 1.

Fair Value of Financial Instruments

At December 31, 2025, the Company's financial instruments include cash and cash equivalents, receivables, accounts payable and accrued expenses. The carrying amount of these instruments approximate fair value due to the short-term maturities of these instruments.

Dividend Policy

The Company records dividends on Series B, C, D & F preferred stock when declared by the Board of Directors. In 2025, preferred dividends were paid out in the amount of $1,800.

Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 20, 2026 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2025, the provision for income taxes consists of the following:

Federal:		
Current	$	12,024
Deferred		10,190
		22,214
California:		
Current		2,845
Deferred		-
		2,845
	$	25,059

The accompanying statement of financial condition reflects a long-term deferred tax asset of $1,544 related to the Company's basis difference in intangible assets. Income tax expense differed

NOTE 2 – INCOME TAXES, continue

from the amounts computed by applying the U.S. Federal income tax rate of 21 percent as a result state income taxes. The provision amount for state tax purposes is net of approximately $12,000 of additional state taxes that the Company will be reimbursed for by its members under their service agreements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from, and pays commissions and general and administrative expenses to, its shareholders and registered representatives.

Balances with related parties at December 31, 2025:

Assets:	
Other receivables	$ (22,977)
Liabilities:	
Included in accounts payable and accrued expenses	$ 28,740

Transactions with related parties for the year ended December 31, 2025 are as follows:

Revenues:	
Other	$ 131,340
Expenses:	
Commissions	$ 25,960,385
Other general and administrative (including $15,040 for office rent)	146,508
Total expenses	$ 26,106,893

Substantially all cash flows from commission revenues are used to pay commissions expenses to SPs who are preferred and common shareholders (related parties). Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations had the Company operated without these relationships.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company

NOTE 3 – COMMITMENTS AND CONTINGENCIES, continue

indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite.

These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

<u>Legal</u>

The Company did not have any litigation or other legal action that would require disclosure during year ended December 31, 2025.

NOTE 4 – SHAREHOLDERS' EQUITY

<u>Convertible Preferred Stock</u>

Holders of the Company's shares of Series A convertible preferred stock have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B, C and D convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no outstanding shares of Series A convertible preferred stock as of December 31, 2025.

Holders of the Company's shares of Series B convertible preferred stock have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series C and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series C convertible preferred stock have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

NOTE 4 – SHAREHOLDERS' EQUITY, continue

Holders of the Company's shares of Series D convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series F convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2025, under the most restrictive requirement, the Company had net capital of $364,214 which was $352,637 in excess of its minimum required net capital of $11,577. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

CORPORATE FINANCE SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2025

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital –			
Total shareholders' equity from statement of financial condition	$ 422,398	$ 422,398	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	649	649	-
Other receivables	13,602	13,602	-
Deferred tax asset	1,544	1,544	-
Prepaid expenses and other	42,121	42,121	
Haircuts	269	269	-
Total deductions and/or charges	58,185	58,185	-
Net capital	364,214	364,214	-
Minimum net capital required	11,577	11,577	-
Excess net capital	$ 352,637	$ 352,637	$ -
Total aggregate indebtedness	$ 173,661	$ 173,661	$ -
Ratio of aggregate indebtedness to net capital	0.48 to 1	0.48 to 1	

Corporate Finance Securities, Inc. Exemption Report

I, as director of the management of Corporate Finance Securities, Inc. (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to real estate syndicator, broker selling oil and gas interests, broker selling tax shelters or limited partnerships in primary distributions, private placement of securities, and mergers and acquisitions.

The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception.

Corporate Finance Securities, Inc.

_____
Peter Heydenrych
February 20, 2026

Corporate Finance Securities, Inc.

Schedule II – Determination of Reserve Requirements
Under Rule 15c3-3(e)
December 31, 2025

Corporate Finance Securities, Inc. has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Corporate Finance Securities, Inc.

Schedule III – Information Related to Possession or Control Requirements
Under Rule 15c3-3(b)
December 31, 2025

Corporate Finance Securities, Inc. has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Corporate Finance Securities, Inc.
Laguna Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Corporate Finance Securities, Inc., stated that Corporate Finance Securities, Inc.'s, business activities are limited to real estate syndicator, broker selling oil and gas interests, broker selling tax shelters or limited partnerships in primary distributions, private placement of real estate securities, and mergers and acquisitions. The Company did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. Corporate Finance Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020.   Corporate Finance Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. Corporate Finance Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Corporate Finance Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2026

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Board of Directors of Corporate Finance Securities, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Corporate Finance Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with those requirements.

The Company's management and SIPC have agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and by the American Institute of Certified Public Accountants. I was not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CORPORATE FINANCE SECURITIES INC	8-67566

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 26,500,635.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 26,500,635.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$ 26,500,635.00
8	Multiply line 7 by .0015. This is your **General Assessment.**		$ 39,750.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed __2025__ SIPC-6 or 6A	$ 15,020.00	
11 a	Overpayment(s) applied on all __2025__ SIPC-6 and 6A(s) $ 0.00		
b	Any other overpayments applied $ 0.00		
c	All payments applied for __2025__ SIPC-6 and 6A(s) $ 15,020.00		
d	Add lines 11a through 11c	$ 15,020.00	
12	**LESSER** of line 10 or 11d.		$ 15,020.00
13 a	Amount from line 8	$ 39,750.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 15,020.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**		$ 24,730.00
14	Interest (see instructions) for __0__ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.		$ 24,730.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-67566	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	CORPORATE FINANCE SECURITIES INC 120 VANTIS DRIVE SUITE 300 ALISO VIEJO, CA 92656		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CORPORATE FINANCE SECURITIES INC	Ellen Aistars
(Name of SIPC Member)	(Authorized Signatory)
1/26/2026	eaistars@cfaw.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.